UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 24 October, 2007

ASX & MEDIA RELEASE
24 OCTOBER, 2007

NOVOGEN NV-128 INDUCES NOVEL MODE OF CELL DEATH IN CANCER CELLS

(San Francisco – 24 October) - Laboratory studies presented late yesterday at the annual AACR/EORTC/NCI Molecular Targets and Cancer Therapeutics conference, demonstrate that the Novogen drug candidate NV-128 induces autophagy, a novel mode of cell death in multi-drug resistant ovarian cancer cells. The data were presented by Gil Mor, MD, Associate Professor, Department of Obstetrics and Gynecology, Yale University School of Medicine.

NV-128 is a derivative of phenoxodiol, an investigational drug licensed by Novogen Limited (ASX: NRT  NASDAQ: NVGN) to Marshall Edwards, Inc. (NASDAQ: MSHL) that is now in Phase III clinical development for patients with late stage ovarian cancer.

Whereas phenoxodiol induces caspase-mediated apoptosis, which is often non-functional in highly chemoresistant cancer cells due to highly over-expressed anti-apoptotic proteins, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death.

“The identification of a compound that is able to invoke cancer cell death via a pathway that is not compromised in highly chemoresistant ovarian cancer cells, and not reliant on combination therapy with cytotoxic drugs has the potential to provide a significant benefit for treating late stage ovarian cancer patients for whom there are limited treatment options,” said Dr. Mor.

Importantly, these data demonstrate that the Novogen proprietary molecular scaffold can be synthetically modified to yield new molecules that are biologically active, and have the potential for diverse application in the clinic.  Another phenoxodiol derivative, NV-196 is also being developed under license to Marshall Edwards, Inc., as a therapy for late stage chemoresistant pancreatic and bile duct cancers.  NV -128 is the next drug candidate being developed from the Novogen technology platform.  This portfolio of oncology drugs will become available for licensing to Marshall Edwards, Inc. when each drug enters human clinical trials, under the “first right and last right” option agreement held by Marshall Edwards, Inc.

Multinational Trial Underway

Phenoxodiol in combination with carboplatin is currently being studied in a multi-national Phase III clinical trial called the OVATURE (OVArian TUmor REsponse) Trial, following positive findings of previous trials conducted in Australia and at Yale-New Haven Hospital.  The OVATURE trial is taking place at up to 60 clinical sites in the United States, Europe, and Australia.  Preliminary results from the trial are expected within 18 months.  For more information on the trial, visit www.OVATUREtrial.com.

About phenoxodiol and NV-128:

Phenoxodiol is being developed as a therapy for late-stage, chemo-resistant prostate, ovarian and cervical cancers.  Phenoxodiol is an investigational drug and, as such, is not commercially available.  It is a novel-acting drug that inhibits key pro-survival signalling pathways operating via sphingosine-1-phosphate and Akt.  Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP.  Loss of activity of these proteins restores the ability of chemoresistant tumour cells to undergo apoptosis in response to chemotherapy.  The putative molecular target for phenoxodiol is a tumour-specific protein, accounting for the highly selective nature of the drug.

In contrast to phenoxodiol, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death via a pathway involving pAKT down-regulation, LC3 cleavage to LC3-II, and the translocation of Beclin to the mitochondria resulting in Bcl2 inactivation and nuclear translocation of EndoG.  This offers an opportunity for use as a monotherapy in chemoresistant cancers and enhanced efficacy against cancer targets less susceptible to phenoxodiol.  The option for co-administration of both drugs is also under investigation to extend the potential therapeutic range of this unique class of oncology compounds.

About Novogen and Marshall Edwards, Inc.

Novogen is an Australian based biotechnology company in the business of research and development of drugs derived from its phenolic technology platform. The Company manages its research and development programs using the expertise and clinical research capabilities of universities and hospitals in Australia, the US and Europe. Novogen's drug program is researching and developing compounds for the treatment of cancer, cardiovascular disease, inflammatory bowel disease and osteoarthritis. To date Novogen has had 77 patents granted and a further 230 patents are pending.

Novogen is the world leader in isoflavone research. From its original technology platform of natural isoflavones (represented in OTC products such as Promensil) the Company has developed a discovery program surrounding novel chemical entities based on a flavonoid scaffold. One of these compounds, phenoxodiol, is currently in a Phase III clinical trial for treatment of late stage ovarian cancer and a Phase II trial for prostate cancer. Marshall Edwards, Inc. is majority owned by Novogen Limited, and has licensed rights from Novogen to bring three oncology drugs – phenoxodiol, NV-196 and NV-143 – to market globally.

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.